Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

The following article from Business Insider was made available on August 11, 2021 on Business Insider’s Website, and the link to such article was posted to Twitter by Embark.

The original article can be found at https://www.businessinsider.com/embark-ceo-alex-rodrigues-taking-self-driving-startup-public-spac-2021-8.

A 25-year-old college dropout reveals how he built the $5 billion self-driving truck startup he's taking public with a $600 million SPAC deal

In 2015, the summer after his junior year of college, 19-year-old Alex Rodrigues was in his parents' garage building a self-driving golf cart with classmate Brandon Moak. Their project may have looked like a mere hobby from the outside, but Rodrigues felt he and Moak were onto something. "It was clear the technology we built was actually pretty unique," Rodrigues told Insider.

After Google launched the autonomous-vehicle industry in 2009, a new wave of competitors, including Cruise and Zoox, was beginning to pop up in the mid-2010s. Rodrigues feared that if he and Moak waited until after graduation to join the fray, they'd fall behind. So in2016, the two dropped out of the University of Waterloo and founded Varden Labs. That year, Rodrigues won a Thiel Fellowship and Varden earned a spot in the prestigious startup incubator Y Combinator.

Varden initially focused on building autonomous shuttles for college campuses, but Rodrigues had an epiphany after trucking companies began reaching out to him to ask if Varden's tech could power big rigs. This, he realized, was exactly the kind of problem he and Moak wanted to solve, one with clear technical parameters and the opportunity to make a "massive" economic impact.

By 2017, Rodrigues had given Varden a new name, Embark, and a revised mission: to develop self-driving software for heavy-duty trucks. The startup moved quickly, completing what it says was the first coast-to-coast trip driven by an autonomous truck in 2017,reaching 100,000 miles of tests on public roads in 2018, and beginning to haul freight for Fortune 500 companies in 2019. Along the way, Embark raised $117 million from a group of investors that included the high-profile venture-capital firms Tiger Global Management and Sequoia Capital.

Now, Embark is preparing to go public through a merger with Northern Genesis Acquisition Corp II, a special-purpose acquisition company. The deal is expected to raise $614 million for Embark — enough cash to fund operations until the startup begins earning enough revenue to finance itself, Rodrigues said — and leave the company with a $5billion market capitalization. Embark and Northern Genesis expect the deal to close before the end of this year.

Though Embark has plenty of competition, Rodrigues said it has built better technology than some of its larger rivals with a smaller team.(Embark had 147 employees as of June 30; players like Cruise, Argo, Aurora, and Waymo can have 10 times that number.) Part of Embark's technological edge, according to Rodrigues, is its software's ability to recognize how real-world conditions compare to the pre-made maps it uses for guidance. The startup's test vehicles have now driven more than 1 million miles without a major collision.

But Rodrigues realizes there's still plenty of work to do. In June, the day Embark announced its deal with Northern Genesis, he sent an email to the company titled, "Welcome to the starting line."

The following communication with a link to the Business Insider article was posted to Twitter by the account of Embark:

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.